Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Hotels & Resorts, L.P.:

We consent to the use of our report dated March 4, 2010, except as to Notes 2, 6, 10, 12, 15, 18 and 20, which are as of November 30, 2010, with respect to the consolidated balance sheets of Host Hotels & Resorts, L.P. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, the related financial statement schedule of real estate and accumulated depreciation as of December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

November 30, 2010